
10012945



Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 3400
www.medco.com

June 18, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Ladies and Gentlemen:

On behalf of the Medco Health Solutions, Inc. 401(k) Savings Plan, (the "Plan"), pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, I submit herewith for filing four complete copies of the Plan's annual report on Form 11-K for the year ended December 31, 2009, one of which has been manually executed.

Kindly acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it via first class mail in the enclosed self-addressed, stamped envelope. Please call me at (201) 269-5444 if you have any questions.

Very truly yours,

Dena L. Molinaro
Senior Director, External Reporting

Enclosures

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____ to _____

Commission File Number: 1-31312

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

MEDCO HEALTH SOLUTIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 Parsons Pond Drive, Franklin Lakes, NJ	**07417-2603**
(Address of principal executive offices)	(Zip Code)

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K

INDEX

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roseland, New Jersey
June 18, 2010

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	December 31, 2009	December 31, 2008
Investments at fair value	$ 957,690,027	$ 680,225,789
Loans to participants	27,707,169	19,024,566
Total investments	985,397,196	699,250,355
Receivables:		
Employer contributions	346,488	26,196
Participant contributions	660,548	—
Total receivables	1,007,036	26,196
Net assets available for benefits	$ 986,404,232	$ 699,276,551

The accompanying notes are an integral part of these financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 173,364,954
Interest	1,319,424
Dividends	1,015,048
Total investment income	175,699,426
Contributions:	
By participants	79,334,739
By employer	35,366,904
Total contributions	114,701,643
Deductions from net assets attributed to:	
Benefits paid to participants	(27,667,515)
Total deductions	(27,667,515)
Net increase in Plan assets before transfers	262,733,554
Transfer in from merged plan:	24,394,127
Net increase	287,127,681
Net assets available for benefits for 2009:	
Beginning of year	699,276,551
End of year	$ 986,404,232

The accompanying notes are an integral part of this financial statement.

1. DESCRIPTION OF THE PLAN

The following description of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Medco Health Solutions, Inc. ("Medco" or the "Company"), including certain subsidiaries. Effective January 1, 2010, CCS Infusion Management, L.L.C. and certain of its subsidiaries ("CCS," an indirect, wholly-owned subsidiary of Medco) became a participating employer in the Plan. For more information see Note 7, "Transfer In from Merged Plan." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Committee ("EBC"), which is appointed by the Board of Directors (the "Board") of the Company. The EBC periodically evaluates the Plan's design. The Retirement Investment Committee, also appointed by the Board, is the named fiduciary responsible for selecting and monitoring the investment options offered under the Plan. Fidelity Management Trust Company ("Fidelity") is the trustee and a custodian of the Plan, and Principal Life Insurance Company ("Principal Life") is a custodian of the Plan.

Contributions

The Plan's limit on employee contributions is 50% of eligible compensation, subject to certain limitations under the Internal Revenue Code ("IRC"). Employee contributions were limited to $15,500 and $16,500 in pretax contributions for 2008 and 2009, respectively, and are limited to $16,500 in pretax contributions for 2010. Participants may direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment option. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide employees age 50 and over with an additional pretax retirement savings opportunity. As such, eligible participants in the Plan were allowed to contribute an additional $5,000 for 2008. The catch-up contribution maximum increased to $5,500 for both 2009 and 2010.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and charged for certain administrative expenses. Investment gains (or losses) are also reflected in the value of each participant's account based on the Plan's investment results.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants with active service on or after January 1, 2005, are also immediately vested 100% in Company matching contributions. Prior to January 1, 2005, participant ownership rights in the value of the Company matching contributions were subject to a five-year graduated vesting schedule based on years of service.

Forfeited Accounts

The Company may utilize forfeited non-vested accounts to reduce future Company contributions. At December 31, 2009 and 2008, forfeited accounts totaled $70,768 and $1,064,590, respectively. This decrease in the forfeiture balance of $993,822 is primarily due to the use of such accounts to fund the Company's required matching contributions.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years, or up to 30 years, for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the section, "*Fair Value Measurements,*" below.

Investment income and losses from the Plan includes interest, dividends and net changes in the market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's gains/losses on investments bought and sold, as well as held during the year.

Fair Value Measurements

On January 1, 2008, the Plan adopted a Financial Accounting Standards Board ("FASB") fair value measurements accounting standard, which defines fair value and establishes a framework for measuring fair value.

Fair Value Hierarchy. The inputs used to measure fair value fall into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions.

The Plan utilizes the best available information in measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, the financial assets recorded at fair value on a recurring basis:

Plan Fair Value Measurements at December 31, 2009

Description	Total	Level 1	Level 2	Level 3
Guaranteed Interest Account	$ 379,495[1]	$	$	$ 379,495
Common Stock	197,305,736[2]	197,305,736	—	—
Mutual Funds	228,797,618[3]	228,797,618	—	—
Common Collective Trusts, Separately Managed Trusts and Mutual Funds	531,207,178[4]	—	531,207,178	—
Participant Loans	27,707,169[5]	—	27,707,169	—
Totals	$ 985,397,196	$ 426,103,354	$ 558,914,347	$ 379,495

Plan Fair Value Measurements at December 31, 2008

Description	Total	Level 1	Level 2	Level 3
Common Stock	$ 121,027,414[2]	$ 121,027,414	$ —	$ —
Mutual Funds	195,872,059[3]	195,872,059	—	—
Common Collective Trusts, Separately Managed Trusts and Mutual Funds	363,326,316[4]	—	363,326,316	—
Participant Loans	19,024,566[5]	—	19,024,566	—
Totals	$ 699,250,355	$ 316,899,473	$ 382,350,882	$ —

(1) Represents an investment in the Principal Life guaranteed interest account ("GIC") that was transferred in from the merged CCS 401(k) Plan. The GIC provides for guaranteed principal and interest for a set period of time, and is classified as Level 3 because the measurement of fair value involves unobservable inputs; the fair value is calculated by discounting the related cash flows based on current yields for similar instruments with comparable durations. Subsequent to the transfer in from the merged CCS 401(k) Plan, employees can no longer direct their contributions into the GIC. The GIC will mature on December 31, 2010 and the funds will be transferred into other investment options.

(2) Consists of the Medco Common Stock Fund, which is recorded at fair value based on quoted market prices in an active market.

(3) Consists of shares held in mutual funds traded in an active market, which are valued at the net asset value of shares held by the Plan at year-end.

(4) Consists of the fair value of units held in common collective trust funds, which have no readily available quoted market price but whose unit values are reported by the funds' investment managers, as well as the fair value of funds that are mixtures of separately managed trusts, common collective trusts and mutual funds that are valued at the net asset value calculated by the funds' investment managers.

(5) Participant loans are valued based on their outstanding balances, which approximate fair value.

Recording of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 3, "Investments," for further details.

Recently Issued Accounting Pronouncement - Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued a standard which requires additional disclosure about the amounts of, and reasons for, significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. In addition, effective for interim and annual periods beginning after December 15, 2010, this standard will require disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than as one net amount. The Plan's management does not expect the adoption of the standard in 2010 to have a material impact on the Plan's financial statements included in this Annual Report on Form 11-K.

3. INVESTMENTS

The Plan's investments are held in custody by Fidelity except for the guaranteed interest account and a money market separate account, which are held by Principal Life.

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at fair value as of year-end:

	December 31, 2009	December 31, 2008
Medco Common Stock Fund	$ 197,305,736	$ 121,027,414
International Stock Fund	66,039,727	45,703,688
US Large Cap Stock Fund	126,282,601	95,607,432
US Mid Cap Stock Fund	66,715,377	40,465,579
US Small Cap Stock Fund	91,635,999	57,432,277
Money Market Fund	176,686,407	162,167,677
S&P 500 Index Fund(1)	52,111,211	33,704,382
Bond Fund	79,343,524	61,991,237

(1) Investment as of December 31, 2008 is less than 5% of the Plan's net assets available for benefits at fair value as of year-end.

During 2009, the Plan's investments, including gains (losses) on investments bought and sold, as well as held during the year, appreciated in value by $173,364,954 and include the following components, classified by the underlying holdings:

	December 31, 2009
Mutual funds and commingled and separately managed trusts	$ 88,719,999
Common stock	84,644,955
Net appreciation in fair value of investments	$ 173,364,954

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity and Principal Life. Because Fidelity is the trustee and a custodian and Principal Life is a custodian of the Plan, these transactions qualify as party-in-interest transactions.

Medco is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Medco Common Stock Fund transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on August 20, 2003 indicating that it had been designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. TRANSFER IN FROM MERGED PLAN

On December 21, 2009, the Chairman and Chief Executive Officer, operating through a grant of authority from the Company's Board of Directors, approved a merger of the CCS 401(k) Plan into the Plan effective December 31, 2009. The Company acquired CCS on November 17, 2007. Assets of the CCS 401(k) Plan in the amount of $24,394,127 were transferred into the Plan after the close of business on December 31, 2009 and are reflected in the accompanying statement of net assets available for benefits as of December 31, 2009. Effective January 1, 2010, CCS became a participating employer in the Plan.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
EIN# 22-3461740 Plan# 003
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Medco Common Stock Fund	Common Stock		$ 197,305,736
*	Fidelity Investments as custodian:			
	International Stock Fund	Mutual funds and commingled and separately managed trusts		66,039,727
	US Large Cap Stock Fund	Separately managed trusts		126,282,601
	US Mid Cap Stock Fund	Commingled trust		66,715,377
	US Small Cap Stock Fund	Mutual funds and commingled trust		91,635,999
	Money Market Fund	Mutual fund		176,686,407
	S&P 500 Index Fund	Mutual fund		52,111,211
	Bond Fund	Mutual fund and commingled trust		79,343,524
	Stable Value Fund	Common Collective Trust		799,804
*	Principal Life Insurance Company			
	Guaranteed Interest Account 5-Year Compound	Guaranteed Interest Account (2.06% to 5.03%)		379,495
	Money Market Sep Account	Pooled Separate Account		194,407
	BlackRock Institutional Trust Company:			
	LifePath Index 2015 Fund J	Commingled trust		10,766,558
	LifePath Index 2020 Fund J	Commingled trust		16,571,711
	LifePath Index 2025 Fund J	Commingled trust		17,769,069
	LifePath Index 2030 Fund J	Commingled trust		17,200,831
	LifePath Index 2035 Fund J	Commingled trust		14,514,472
	LifePath Index 2040 Fund J	Commingled trust		9,923,397
	LifePath Index 2045 Fund J	Commingled trust		3,808,752
	LifePath Index 2050 Fund J	Commingled trust		1,814,733
	LifePath Index Retirement Fund J	Commingled trust		7,826,216
*	Participants' Loans	Interest rates ranging from 4.25% to 10.5% and with maturities through 2039		27,707,169
		Total		$ 985,397,196

* Denotes a party-in-interest to the Plan.
** Participants may direct the investment of their contributions into the various investment options. Cost is not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC.
401(k) SAVINGS PLAN



Date: June 18, 2010

By: ______________________
Name: Richard J. Rubino
Title: Senior Vice President, Finance and Chief Financial Officer
Medco Health Solutions, Inc.
Member, Employee Benefits Committee

Exhibit Index

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 filed on August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 18, 2010 relating to the statements of net assets available for benefits as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, which appear in this Annual Report on Form 11-K.

J.H. Cohn LLP

Roseland, New Jersey
June 18, 2010